As filed with the Securities and Exchange Commission
                           January 5, 1996
                                                           File No. 70-

                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
           ____________________________________________________

                            FORM U-1
                   APPLICATION AND DECLARATION
                           UNDER THE
             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
           ____________________________________________________

                      UNITIL CORPORATION
                     UNITIL RESOURCES, INC.
                      UNITIL SERVICE CORP.
                        216 Epping Road
                 Exeter, New Hampshire  03833
           (Name of companies filing this statement and address of principal executive offices)

                       UNITIL CORPORATION
             (Name of top registered holding company
              parent of each applicant or declarant)

                       Gail A. Siart
                         Treasurer
                    UNITIL CORPORATION
                      216 Epping Road
                Exeter, New Hampshire  03833
            (Name and address of agent for service)

          The Commission is requested to mail copies of all orders, notices and communications to:

                    William S. Lamb, Esq.
           LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                   125 West 55th Street
             New York, New York  10019-5389

     UNITIL Corporation, a New Hampshire corporation ("UNITIL") and a registered holding company under the Public Utility Holding Company Act of 1935 (the"Act"), its wholly owned subsidiary, UNITIL Resources, Inc., a New Hampshire corporation ("URI") and its service company subsidiary, UNITIL Service Corp., a New Hampshire corporation ("UNITIL Service"), each of Exeter, New Hampshire (collectively, the "Applicants"), hereby file this Application and Declaration on Form U-1 (the "Application") with the Securities and Exchange Commission (the "Commission").
           The Applicants are seeking authorization from the Commission under Sections 6(a), 7, 9(a), 10, 12 and 13(b) of the Act and Rules 45,
87, 90 and 91 thereunder for URI to expand its business activities to include power marketing and related activities.

Item 1.  DESCRIPTION OF PROPOSED TRANSACTION

            A. Request for Authority for URI to Provide Power Marketing and Related Services

            As authorized by order dated May 24, 1993 (HCAR No. 25816), URI is currently engaged in the business of providing energy related management and consulting services to entities outside the UNITIL holding company system. UNITIL is hereby seeking authorization for URI expand its authorized activities to include engaging in transactions as a"marketer" of electricity and other forms of energy. In general terms, following the proposed expansion, URI will purchase electricity from wholesale suppliers and resell it to utility and nonutility customers, pursuant to federal and state regulatory authorizations, at competitive prices.
            Although the transactions URI proposes to engage in may take a variety of different forms, a typical transaction might involve the purchase of power from a utility or nonutility generator, contracting with other utilities for the transmission of that power, and the resale of that power by URI to a utility or to an end-user. Power sales may be undertaken on long or short term durations and pursuant to individualized terms and conditions, and sales would likely be aggregated together for purposes of obtaining competitive wholesale power supplies. In some cases, URI may acquire power supplies and then market that power as competitively as possible, whereas in other cases, URI may establish contracts with purchasers and then acquire power supplies to meet the purchasers'requirements. URI anticipates that other types of power marketing activities may develop as the market for electric power becomes increasingly competitive.
            Moreover, URI believes that in order to compete effectively with other suppliers in the competitive marketplace who can provide a full range of energy options to meet customer demands, URI will also need to be able to engage in transactions for energy sources other than electricity. UNITIL and URI therefore also seek authority to undertake competitive market transactions involving natural gas and liquid fuels.(1) In addition, customer requirements, particularly at the retail level are also expected to include conservation and other technical services. URI also seeks authority to undertake such customer services on a competitive basis, in order to be able to satisfy customer requirements under competitive market conditions.(2)
            At the outset, employees of UNITIL Service, pursuant to its service agreement with URI, will perform the power marketing and related activities of URI. UNITIL Service personnel have extensive knowledge of the markets for electric power and in evaluating potential electric power suppliers, negotiating power supply contracts and arranging for the transmission and pooling of electric power, as a result of the fact that the UNITIL system operating companies obtain most of their electric power supply through competitive wholesale power purchases. URI will reimburse UNITIL Service at cost for the services provided, as it does presently and in the same manner as any other UNITIL affiliate company. If needed in the future, URI could employ its own staff.
            In connection with the proposed business expansion, URI must seek authority from the Federal Energy Regulatory Commission ("FERC") to conduct wholesale power marketing activities, and from appropriate state authorities conduct any retail power marketing activities. Thus, URI will not enter into any power purchase or sale contracts that are not within federal or state regulatory purview. URI's activities in the developing wholesale and retail markets therefore will be subject to appropriate limitations, conditions and control as determined by federal and state law and corresponding regulatory authorities. Specifically, pursuant to the requirements of the regulations of the FERC, URI will be unable to purchase electric energy or capacity from, or sell these products to, any affiliated companies in the UNITIL holding company system unless specifically authorized by the FERC.
In addition, under FERC regulations, URI will be unable to charge competitive, market-based rates at wholesale unless its affiliated utility companies have filed open access transmission tariffs acceptable to the FERC, and until URI has satisfied the FERC that it has mitigated any market power which it may have. At the state level, URI does not plan to own any facilities for generating, transmitting or distributing power, and therefore would not be deemed a utility under most state laws. However, URI will only be able to undertake retail power marketing activities in the context of state legislative or regulatory initiatives, such as the New Hampshire Retail Wheeling Pilot Program(3) and the Massachusetts Industry Restructuring Proceedings,(4) effectively limiting URI's retail activities to those permitted by state regulators. In addition, UNITIL will notify the MDPU and the NHPUC, the two state regulatory commissions with jurisdiction over the operating public utilities in the UNITIL holding company system, of the plan to expand URI's business activities by providing them with a copy of this Application.
            The proposed expansion of URI's activities will not result in URI becoming an electric utility company within the meaning of section 2(a)(3) of the Act. URI will not own or operate any facilities used for the generation, transmission or distribution of electric energy for sale, and will not invest, directly or indirectly, in such facilities or operations of any third party, whether through a joint venture, partnership or debt or equity financing. The Commission has previously indicated that marketers engaged in the sale activities in which URI intends to engage are not electric utility companies as defined in Section 2(a)(3) of the Act.(5)
            Section 9(a)(1) of the Act provides that without prior approval from the Commission, "it shall be unlawful for any registered holding company or any subsidiary company thereof, . . . , to acquire, directly or indirectly, any securities or utility assets or any other interest in any business." The expansion of the business activities of URI to include power marketing and related transactions appears to qualify as an acquisition of an interest in a new business. Section 10 contains the requirements for an application for such authorization as well as a number of standards that must be met for approval, including that the acquisition would not be "detrimental to the carrying out of the provisions of section 11." Finally,
Section 11(b)(1) limits UNITIL to a single integrated utility system and "such other business as are reasonably incidental, or economically necessary or appropriate" to the operations of the integrated public utility system of the holding company. In addition, any services to be performed by UNITIL Service for URI must meet the standards of Section 13 of the Act and the rules promulgated thereunder.
            Power marketing and related activities are functionally related to the operations of UNITIL's integrated public utility system. First, UNITIL believes that entering into this business is a significant step in allowing it to compete in the utility industry and is thus in the best interest of investors and consumers. As the Division of Investment Management recognized in its recent report on the Regulation of Public Utility Holding Companies,(6) the utility industry is undergoing dramatic changes and restructuring that requires utility companies to expand beyond traditional utility services in order to remain competitive. As a result:
            the SEC must continue to respond flexibly to change in the utility industry. Toward this end, the Division believes that the registered holding companies should be permitted to invest in diversified activities without unnecessary regulatory obstacles and recommends consideration of a rule that would exempt, subject to certain conditions, investments in specified energy-related activities from prior SEC approval.(7)

A number of utility companies are expanding their non-regulated activities to become complete "energy services companies."(8) UNITIL believes that it can enter the power marketing and related businesses through URI competitively based on its existing expertise. UNITIL also believes that as a result of the power marketing activities, various sources of competitively priced electricity will become more readily available to the wholesale electric power market and thus to the existing UNITIL system operating companies. Indeed, all consumers of electric power will benefit as the alternatives for supply of electricity increase and competition among electric power suppliers grows. Similarly, gas marketing transactions will increase competition within the market in which FG&E's gas division operates and, as a result, benefit the consumers of FG&E's gas services.
             URI's power marketing and related activities also will benefit the UNITIL system companies by permitting allocation of UNITIL Service's expenses across a broader base. To the extent that these new activities permit greater utilization of UNITIL Service's existing resources, all of the UNITIL system companies will benefit.
            Finally, the expansion into power marketing and related activities is consistent with the requirements of Section 11(b)(1) as the Division has recommended it be interpreted.Indeed, as recommended in the Report, the Commission has released for public comment a proposed new Rule 58 (9), which creates a "safe harbor" to exempt from the prior approval requirements of Sections 9(a)(1) and 10, the acquisition of up to the greater of $50 million or 15% of the holding company's consolidated capitalization by registered holding companies of the securities certain "energy-related" businesses
(and, in the case of gas holding companies, gas-related businesses).(10) As proposed, the definition of energy related activity includes"the brokering and marketing of energy commodities, including but not limited the electricity and natural or manufactured gas," as well as "the rendering of energy conservation and demand-side management services." Although the rule has not been promulgated as of yet and is thus unavailable for the Applicants, proposed Rule 58 clearly indicates that the Commission may interpret such marketing and services as acceptable activities within the parameters of
Section 11(b)(1) as it is currently written. Indeed, the new rule does not contain any geographic or revenue requirements (e.g., an energy related activity need not occur within the service territory of the holding company's operating public utilities, nor must any percentage of operating revenues from any energy related activity derive from services provided to associated companies), thereby indicating that Section 11(b)(1) does not require marketers in a registered holding company system to meet those standards.
            As noted in the rule release the Commission has authorized various registered companies to engage in a wide range of gas and some power marketing activities in the past.(11) In addition, the Commission recently authorized Northeast Utilities' operating utility subsidiaries and Northeast Utilities Service Company to expand their business activities to include the marketing and brokering of power to non-affiliates both within and outside the operating companies' service territory.(12) Additionally, a number of other registered holding companies have entered into the power marketing business through their affiliated exempt wholesale generators ("EWGs").(13) Pursuant to the terms of the Energy Policy Act of 1992 ("EPAct") and Section 32 of the Act, an entity with EWG status, which is determined by theFERC, is not a public utility company for purposes of the Act and may be acquired by registered holding company systems. In a number of decisions, the FERC has noted that the congressional conference report that accompanied EPAct specifically stated that the "definition of an EWG has been drafted to permit an EWG to sell wholesale power that it has not generated itself."(14) The FERC has interpreted this language to mean that an EWG can conduct power marketing activities involving power it did not generate, and can be certified to charge market based rates in such transactions, without jeopardizing its status as an EWG, subject to certain limitations established by the FERC.(15) Because UNITIL does not currently own an interest in an EWG, it is seeking separate Commission authorization for its power marketing activities.
            Overall, authorization for URI to engage in power marketing and related activities will aid in the development of a more competitive energy marketplace. Participation by power and other energy marketers such as URI will increase the likelihood that new products and services will develop as market needs are identified and that, as a result, customer choice will increase. Accordingly, UNITIL should be permitted to engage in competitive energy marketing activities through URI, which will then allow URI to compete on the same basis as other companies.

            B. Request for Authority for UNITIL to Provide Indemnifications and Guarantees to URI

                  URI may, from time to time, need UNITIL to indemnify third parties, to guarantee performance of its obligations or payment of its debts and/or to act as surety for its activities. The need for such guarantee authority relates to the market practice pursuant to which energy marketing companies, such as URI, demonstrate their financial credibility with customers. Energy marketing companies, though entering into many contracts for high volumes of gas or power, are often not highly capitalized due to the nature of their operations. This absence of high capitalization has caused some would-be customers to be apprehensive of the risk of dealing with such marketing companies. However, often times such marketing companies are subsidiaries of financially strong parent companies. Consequently, the usual method for establishing the financial credibility of the marketing company is by the parent (such as UNITIL) standing behind its subsidiary through guarantees, thus allowing the subsidiary to compete effectively in increasingly deregulated markets. The Applicants request approval through December 31, 2000 for UNITIL to indemnify and guarantee the power and fuel transactions of URI. Such indemnities and guarantees will not exceed more than $30,000,000 in the aggregate outstanding at any one time.

            C.    Request for Authority for UNITIL Service to
                  Provide Services to URI

            As stated above, URI will contract with UNITIL Service for personnel to perform most of URI's marketing activities. The Applicants do not anticipate the need to hire additional employees at the outset in order to perform assignments obtained by URI. While UNITIL Service employees are assigned to a URI activity, they will continue to be employees of and paid by UNITIL Service. URI will reimburse UNITIL Service for their compensation, including benefits, during that time pursuant to the terms of the existing service company agreement between URI and UNITIL Service. UNITIL Service will also continue to provide URI with accounting, credit, financial, management, technical and clerical support in accordance with the terms and conditions of the existing service agreement between URI and UNITIL Service. The Applicants request authority for UNITIL Service to provide the additional services to URI, necessary to allow URI to undertake power markets and related activities as testified above.

      D. Involvement of UNITIL System Companies with Exempt Wholesale Generators and Foreign Utility Companies

            Neither UNITIL nor any subsidiary thereof presently has, or as a consequence of the proposed transaction will have, an interest in any EWG or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used by URI to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither UNITIL nor any subsidiary thereof is, or as a consequence of the proposed transaction will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction agreement with any EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto.

            E.    Reports to be Filed with the Commission

            URI will continue to file quarterly reports with the Commission within 60 days after the end of each calendar quarter. These reports will include the following additional information:

            (1) Description of the power and other energy marketing activities undertaken by URI, including the type of activity, the name(s) of clients, the location(s) where the activities took place, the nature of the legal instrument under which such activities where performed and the compensation received during the period;

            (2) Description of expenses incurred by URI in connection with marketing activities, during the quarter and cumulative to date; and

            (3) Description of the staffing of URI marketing projects during the quarter, including the number and type of personnel assigned by UNITIL Service, noting the percentage of time committed to the projects.

            In addition, URI will continue to file with the Commission an annual report of its activities for the preceding calendar year using, where appropriate, the Form U-13-60 reporting format pursuant to Rule 94.

Item 2.     FEES, COMMISSIONS AND EXPENSES
            The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described in this Application are estimated as follows:

            Commission filing fee
             relating to the Application  . . . . . . . . . . . . $2,000

            Legal fees  . . . . . . . . . . . . . . . . . . . . . $    *

            Miscellaneous . . . . . . . . . . . . . . . . . . . . $    *

                   Total  . . . . . . . . . . . . . . . . . . . . $    *

*     To  be filed by amendment.

Item 3.     APPLICABLE STATUTORY PROVISIONS
            The sections of the Act, and rules or exemptions thereunder, that the Applicants consider applicable to the transactions described in this Application are set forth below:

         (i)      Authorization for URI to provide
                  power and other energy marketing
                  services                              Sections 9(a) and 10

        (ii)      Services provided by UNITIL
                  Service to URI                        Section 13(b), Rules
                                                        87(b)(1), 90 and 91
       (iii)      Indemnification of third parties,
                  guarantees of payment and
                  performance, acting as a surety       Sections 6(a), 7 and
                                                        12(b), Rule 45

            To the extent that the transactions described in this Application are considered by the Commission to require authorization, approval or exemption under any section of the Act or the rules thereunder other than those specifically referred to in this Application, UNITIL, URI and UNITIL Service hereby request such authorization, approval or exemption.

Item 4.     REGULATORY APPROVALS
            The FERC has jurisdiction over any interstate wholesale power sales by URI, and any related interstate transmission arrangements. Proposed power marketing transactions of URI with retail customers, and rates and terms for those transactions must meet the requirements of state law and will require authorization by the appropriate state utility regulatory commissions. No state regulatory body or agency and no Federal agency or commission, other than this Commission has jurisdiction over the proposed securities and service transactions described in this Application.

Item 5.     PROCEDURE
            It is requested that the Commission issue and publish no later than January 12, 1996, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than February 6, 1996, as the date after which an order granting and permitting this Application to become effective may be entered by the Commission and that the Commission enter not later than February 9, 1996, an appropriate order granting and permitting this Application to become effective.
            The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.     EXHIBITS AND FINANCIAL STATEMENTS

            a.    Exhibits

            F-1   Opinion of Counsel
                  (to be filed by amendment)

            F-2   "Past Tense" Opinion of Counsel
                  (to be filed by amendment)

            G-1   Proposed Form of Public Notice


            b.    Financial Statements

            (1)   UNITIL Corporation and Subsidiary Companies
                  Consolidated Statements of Earnings --
                  Nine Months Ended September 30, 1995

            (2)   UNITIL Corporation and Subsidiary Companies
                  Consolidated Balance Sheets, September 30, 1995

            (3)   UNITIL Corporation and Subsidiary Companies
                  Consolidated Statements of Cash Flows -- Nine Months Ended September 30, 1995

            (4)   UNITIL Corporation and Subsidiary Companies
                  Notes to Consolidated Financial Statements

Item 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS
            None of the matters that are the subject of this Application involve a "major Federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. None of the transactions that are the subject of this Application will result in changes in the operation of the company that will have an impact on the environment. The Applicants are not aware of any Federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions which are the subject of this Application.

                                  NOTES

(1) Fitchburg Gas and Electric Light Company ("FG&E), an electric and gas utility subsidiary of UNITIL, is engaged in the gas utility business. Three of UNITIL's public utility subsidiaries, namely Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("E&H") and FG&E, currently purchase other liquid fuels for their own use.

(2) Concord, E&H and FG&E currently provide similar services to their customers.

(3) Under the provision of NHRSA 374:26-a, enacted in June of 1995, the New Hampshire Public Utility Commission (the "NHPUC") on November 20, 1995, in Docket DR 95-250, issued Guidelines for a Retail Wheeling Pilot Program. Under this program suppliers will have the opportunity, as of May 1996, to make retail sales to a selected group of retail customers in New Hampshire under a competitive program operated under the auspices of the NHPUC.

(4) On August 16, 1995, in Docket D.P.U. 95-30, the Massschusetts Department of Public Utilities (the "MDPU") issued an order requiring that all electric utilities in Massachusetts file industry restructuring plans meeting a set of principles including customer choice and full competition in generation markets. The three largest Massachusetts utilities are required to file these plans February 16, 1996, with an anticipated resolution within six months.

(5) See, e.g., Enron Power Marketing, Inc. (Jan. 5, 1994);CRSS Power Marketing, Inc. (March 31, 1994); Electric Clearinghouse, Inc. (Apr. 13, 1994); Inter-Coast Power Marketing Co. (Dec. 6, 1994); AIG Trading Corporation (Jan. 20,
1995) and Tucson Electric Power Co. (September 26, 1995).

(6) The Regulation of Public Utility Holding Companies (June 1995)(the
"Report").

(7) Report at 87.

(8) See, e.g., Electric Utility Week, May 8, 1995 at 3 (announcing UTILICorp United's nation wide brand name under which it will provide energy services); The Energy Daily, August 23, 1995 at 1 (announcing formation of energy services subsidiary by Pacific Gas & Electric Enterprises).

(9) 60 Fed. Reg. 33,642 (June 28, 1995)(the"Release").

(10) As previously discussed, the UNITIL system contains both electric and gas operations.

(11) Release at 12, citing Consolidated Natural Gas Co., HCAR No. 24329 (Feb. 27, 1987)(authorizing gas marketing subsidiary) and Entergy Co., HCAR No. 25848 (June 8, 1993) (authorizing sale of consulting services to non affiliates, including expertise relating to brokering of power)

(12) Northeast Utilities Service Company, HCAR No. 26359 (August 18, 1995). Although Northeast Utilities ("NU") stated that such marketing activities will occur principally in the New England, New York, Pennsylvania, New Jersey, Maryland and Delaware area, no specific geographic limitations on such activity were imposed by the Commission. It should be noted that NU's application to the FERC for authorization to charge market based rates was recently denied primarily because the transmission tariff filed by NU did not follow the pro forma tariff promulgated by FERC.

(13) See e.g., CNG Power Services Corporation, 71 FERC paragraph 61,378 (1995); Southern Energy Marketing, Inc., 71 FERC paragraph 61,376 (1995); Wholesale Power Services, Inc. 72 FERC paragraph 61,284 (1995) (power marketing by CINergy affiliate); and Entergy Power Marketing Corporation, 73 FERC paragraph 61,063 (1995).

(14) See, e.g., CNG Power Services Corporation, 71 FERC paragraph 61,378(1995); LG&E Power Marketing, Inc., 60 FERC paragraph 61,083 (1994). See also, H.R. Conf. Rep No. 102-108, 102nd Cong. 2nd Sees. 388 (1992). The EWG is defined as "a person engaged directly, or indirectly through one or more affiliates..., and exclusively in the business of owning or operating, or both owning and operating, all or part of one or more eligible facilities and selling electricity at wholesale." (emphasis added).

(15) See supra note. 13.
                                  SIGNATURE
            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application to be signed on their behalf by the undersigned thereunto duly authorized.

                                    UNITIL Corporation
                                    UNITIL Resources, Inc.
                                    UNITIL Service Corp.

                                    By:   /s/ Gail A. Siart
                                          Gail A. Siart
                                          Secretary and Treasurer
                                            UNITIL Corporation
                                          Vice President and Treasurer
                                            UNITIL Resources, Inc.
                                          Senior Vice President
                                            UNITIL Service Corp.

Date:  January 5, 1996